Mail Stop 3561
      February 24, 2006

Jonathan Lei
President
Roaming Messenger, Inc.
50 Castilian Drive, Suite A
Santa Barbara, CA 93117

      Re:	Roaming Messenger, Inc.
      Registration Statement on Form SB-2
      Filed January 27, 2006
		File No. 333-131326
      Form 10-QSB for Fiscal Quarter Ended December 31, 2005
		File No. 0-13215

Dear Mr. Lei:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note on page 2 of the prospectus that on December 28, 2005 you terminated the Periodic Equity Investment Agreement. However, it does not appear you have filed a post-effective amendment on Form SB-
2 (333-124600) to deregister the remaining unsold shares with respect to that agreement. Please advise.


Registration Statement Facing Page
2. We note that the calculation of registration fee table is based on the price of your common stock on January 23, 2005, which appears to be a typo. Please revise to clarify the date. We also note that the common stock you are registering relates to convertible debentures in which the number of shares to be issued is based upon a discount to the market price of the common shares. Accordingly, please confirm to us as follows:

* You have registered a good faith estimate of the maximum number of shares you may issue under the convertible debenture;
* You will not rely on Rule 416 if the market price of the common shares results in you having insufficient shares; and
* You will file a new registration statement to cover the resale of any additional shares in the event that the number of shares actually issued exceeds the number of shares that you have included in the registration fee table.
      In this regard, adjust the registration fee if necessary.

Prospectus Cover Page
3. In first full paragraph clause (i), it appears the pricing formula omits language after the phrase "during the five trading days immediately" and before (ii) such that the disclosure is confusing.
Please revise or advise.
Prospectus Summary, page 1
4. We note your disclosure that you issued Cornell Capital warrants to purchase 1,500,000, 4,000,000 and 4,000,000 shares of common stock
at an exercise price of $0.08, $0.10 and $0.12 per share, respectively. According to the warrant agreements, filed as exhibits
4.2, 4.3 and 4.4 to the Form 8-K dated December 28, 2005, it appears that the exercise prices may be adjusted per Section 8 of the agreements. It is unclear, however, whether the Section 8(b) effect provisions relate solely to anti-dilution. Please tell us whether those provisions are consistent with Rule 416 and otherwise are consistent with a completed offering of the warrants to which Cornell
Capital is at market risk.
5. We note your disclosure concerning your right to redeem a portion or all amounts outstanding under the debenture. Please clarify whether Cornell Capital may elect to convert all or a portion of the debentures after receiving your notice of redemption and prior to you being actually able to exercise your right. Please make similar revisions to your disclosure in your Liquidity and Capital Resources discussion on page 13.
6. We note that if you redeem a portion of the amounts outstanding under the debentures, you will issue to Cornell Capital 50,000 shares of common stock for each $100,000 redeemed. Please revise to disclose that those redemption shares are not being registered in this offering.

Risk Factors, page 4
7. Please revise to include a risk factor addressing the risk in connection with the indictment of Jonathan Lei and Bryan Crane by a federal grand jury for conspiracy to commit securities, mail and wire fraud.

Use of Proceeds, page 10
8. Please expand your disclosure to include the amount of proceeds you may receive from the exercise of the warrants. In this regard,
revise to articulate the intended use of such proceeds.  See Item
504
of Regulation S-B. Alternatively, if you have no specific plan for these proceeds, then revise to so state.

Management`s Discussion and Analysis or Plan of Operation, page 11
9. We note that in your Risk Factors you have disclosed the potential impact of the debentures on your liquidity. Please revise here to fully address the potential impact of the debentures on your liquidity that you have discussed in your Risk Factor section.

Plan of Distribution, page 31
10. We note your disclosure regarding short sales. Please be advised that short sales of common stock "against the box" that are covered with shares subject to this registration statement cannot be made before the registration statement becomes effective. It is our view that shares underlying the short sale are deemed to be sold at the time such sale is made and, prior to effectiveness, this would constitute a violation of section 5. Please confirm your understanding. Also, we note that on page 1 of your prospectus you state that Cornell Capital has agreed to not short any shares of your common stock. Please revise or advise.
11. Is the selling shareholder a broker-dealer? If so, identify that shareholder as an underwriter.
12. If the selling shareholder that is an affiliate of a broker-dealer, disclose if true:

* The seller purchased the securities to be resold in the ordinary course of business; and
* At the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

If these statements are not true, then revise to disclose that the selling shareholder is an underwriter.

Undertakings, II-4
13. Please revise your undertakings to include those required by Item
512(e) and (g) of Regulation S-B.
Form 10-QSB for the Quarter Ended December 31, 2005

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 8
14. Please revise your disclosure to fully address the potential impact of the debentures on your liquidity. See also prior comment
9. We note that we issued a similar comment to you in connection with our review of your Registration Statement on Form SB-2, filed May 3, 2005, Form 10-KSB for Fiscal Year Ended June 30, 2004 and Form
10-QSB for Fiscal Quarter Ended March 31, 2005. See comment 22 of our letter dated June 2, 2005.

Legal Proceedings, page 13
15. Please revise to provide a more detailed disclosure of the factual basis for the indictments against Messrs. Lei and Crane.

***

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



      You may contact Scott Anderegg, Staff Attorney at (202) 551-3342 or David Mittelman, Legal Branch Chief at (202) 551-3241 me at
(202) 551-3720 with any other questions.


      					Sincerely,



      					H. Christopher Owings
      Assistant Director



cc:  Louis A. Brilleman, Esq.
      Sichenzia Ross Friedman Ference LLP
      VIA FAX (202) 930-9725

Jonathan Lei
Roaming Messenger, Inc.
February 24, 2005
Page 6